Energy Transfer Investor Presentation September 25, 2019 Filed by Energy Transfer LP pursuant to Rule 425 under the Securities Act of 1933 Subject Company: SemGroup Corporation Commission File No.: 001-34736 Date: September 25, 2019

Disclaimer Forward-Looking Statements This presentation includes “forward-looking” statements. Forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. Statements using words such as “anticipate,” “believe,” “intend,” “project,” “plan,” “expect,” “continue,” “estimate,” “goal,” “forecast,” “may” or similar expressions help identify forward-looking statements. Energy Transfer LP (“Energy Transfer” or “ET”) and SemGroup Corporation (“SemGroup” or “SEMG”) cannot give any assurance that expectations and projections about future events will prove to be correct. Forward-looking statements are subject to a variety of risks, uncertainties and assumptions. These risks and uncertainties include the risks that the proposed transaction may not be consummated or the benefits contemplated therefrom may not be realized. Additional risks include: the ability to obtain requisite regulatory and stockholder approval and the satisfaction of the other conditions to the consummation of the proposed transaction, the ability of Energy Transfer to successfully integrate SemGroup’s operations and employees and realize anticipated synergies and cost savings, the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers, competitors and credit rating agencies, the ability to achieve revenue, DCF and EBITDA growth, and volatility in the price of oil, natural gas, and natural gas liquids. Actual results and outcomes may differ materially from those expressed in such forward-looking statements. These and other risks and uncertainties are discussed in more detail in filings made by Energy Transfer and SemGroup with the Securities and Exchange Commission (the “SEC”), which are available to the public. Energy Transfer and SemGroup undertake no obligation to update publicly or to revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional Information and Where to Find It SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION CAREFULLY WHEN IT BECOMES AVAILABLE. These documents (when they become available), and any other documents filed by Energy Transfer and SemGroup with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus by phone, e-mail or written request by contacting the investor relations department of Energy Transfer or SemGroup. Participants in the Solicitation Energy Transfer, SemGroup, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the directors and executive officers of Energy Transfer is contained in Energy Transfer’s Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 22, 2019. Information regarding the directors and executive officers of SemGroup is contained in SemGroup’s proxy statement relating to its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 12, 2019. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed merger will be included in the proxy statement/prospectus. No Offer or Solicitation This presentation is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the proposed merger or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Key Transaction Highlights Immediately Accretive Transaction With No Material Credit Impact Generates an Aggregate $500MM of DCF Coverage 2020-2022 Complementary Assets That Drive Commercial, Operational, Financial and Cost Synergies $170MM+ Annual Run-rate Premier U.S. Gulf Coast Terminal With Stable, Take-or-Pay Cash Flows 18.2 MMBbl Crude Storage Capacity & Export Capabilities Liquids-Focused Infrastructure With No Direct Commodity Price Exposure Primary Assets are Terminals & Long-Haul Pipelines Strategic transaction positions Energy Transfer for continued long-term success

Acquisition creates a unique collection of Synergistic Businesses that will drive near- and long-term value Gather ~ 13.2 million mmbtu/d of gas & 565,000 bbls/d of NGLs produced Gather ~ 13.2 million mmbtu/d of gas & 565,000 bbls/d of NGLs produced Strategic acquisition that significantly strengthens ET’s crude oil transportation, terminalling and export capabilities SEMG’s franchise-quality, world-class Houston Ship Channel position will be connected by the proposed Ted Collins Pipeline to ET’s Nederland terminalling facilities, optimizing optionality for customers Increased takeaway capacity from the North American liquids corridor Enhanced connectivity and increased footprint in the U.S. Gulf Coast Key liquids long-haul pipelines with stable take-or-pay cash flows from a diversified and primarily investment grade customer base Ability to leverage ET’s operational expertise to unlock and realize the full potential of assets across SEMG’s portfolio Complementary and integrated assets drive synergies, efficiencies and additional growth opportunities Strategic Rationale No material credit impact to ET as a result of the transaction The transaction is expected to be immediately accretive to DCF per unit for ET unitholders Aside from the equity issued to finance the transaction, ET does not expect to issue additional common equity ET’s strong financial position provides a path to realizing growth potential and unitholder value not achievable under standalone SEMG capital structure Increases ET’s portion of fee-based cash flows from fixed-fee contracts ET Stakeholders

Adds Complementary Assets Provides Balanced Growth Maintains Solid Financial Position Core strategy Unchanged No material impact on credit statistics Strong and improving balance sheet Supports strong cash flow position Accretive to DCF per unit No common equity issuances needed Expect $170MM+ annual run-rate synergies, including commercial, operational, financial and cost synergies Enhances ET’s value proposition by adding a world class crude terminal in the Houston Ship Channel Integrated assets allow ongoing commercial synergies (crude/gas/ NGLs) and operational efficiencies Expanded footprint drives additional investment opportunities Bolt-on M&A with incremental value from organic growth projects Adds strategic growth platform in deep-water port on the Houston Ship Channel Expands connectivity and increases reach into currently underserved regions Facilitates investment in the Ted Collins Pipeline Maintains path toward accelerated deleveraging

Synergies Significant near-term and long-term benefits Commercial ($80MM) - combination of higher revenues and lower costs Increased utilization rate of HFOTCO docks Dock space has been underutilized – expected to increase with additional connectivity/added commercial focus Reduced cost to barge product from Nederland to HSC Currently paying to barge liquids from Nederland to HSC New pipeline adds connectivity between Houston and Nederland markets Currently Nederland barrels are as much as $0.50 behind Houston Expect to realize half of the run-rate savings in year one, ramping to full savings after year two Financial ($50MM) Utilizes ET’s improved credit standing and increased financial flexibility Already have plans in place to move quickly after close Expect to realize full run-rate impact in year one Operating ($40MM) Increased operating efficiencies from economies of scale Expect more than half of the run-rate savings in year one with remained in year two Actionable impact – nearly two-thirds achieved in year one

Transforming Underutilized Assets Mont Belvieu – 2011¹ Mont Belvieu – 2019 Frac VI Fracs IV & V Frac II Frac I Frac III Export De-C2 Frac VII Frac VIII Proposed Lone Star Frac I Fractionators: 6 Fractionation capacity: Up to 790,000 bbls/d Frac VII under construction; expected in-service Q1 2020 Frac VIII under construction; expected in-service Q2 2021 Fractionators: 0 Fractionation capacity: 0 bbls/d Proposed 100,000 bbls/d Frac 1; in-service 2013 Potential for incremental 100,000 bbls/d Frac 2 Upon completion of Frac VIII in Q2 2021, ET will be capable of fractionating over 1 million barrels per day at Mont Belvieu 1. Source: Management Presentation 2011

ET & SEMG COMPLEMENTARY ASSETS

Fully-integrated midstream platform enhances ability to offer wide range of services to both domestic and international markets



Wapiti
ALBERTA, CANADA
Patterson Creek
KA
Fox Creek
K3
WWC
Wattenberg Oil Trunkline
White Cliffs Pipeline
Cushing, OK
Eagle Point
Marcus Hook
Midland
HFOTCO
Nederland
Maurepas Pipeline
SemGroup
Crude Oil
Natural Gas
Refined Products
Rose Valley II Plant
Pipelines
White Cliffs Pipeline
Maurepas Pipeline
Energy Transfer
Terminals
Pipelines
Lake Charles LNG
Mariner East 2X
Revolution
ETCO Pipeline
Dakota Access Pipeline
Trans Pecos Pipeline
Comanche Trail Pipeline

- *330 Acres on the Houston Ship Channel*
- *18.2 MMBbls of storage capacity*
- *Pipeline connectivity to all major basins*
- *Connectivity to U.S. Gulf Coast refining complex*
- *Deep-water marine access*

Note: Includes growth projects under construction.

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SEMGROUP ACQUISITION

USA



MT
ND
SD
WY
NE
CO
KS
OK
AR
NM
TX
LA
SemGroup
Crude Oil
Natural Gas
Refined Products
Terminals
Pipelines

Canada

BC
AB
SK

Expands Crude Oil Asset Footprint

- Strategic franchise-quality position on the Houston Ship Channel
- Enhanced connectivity along the U.S. Gulf Coast and throughout ET's system
- Increases reach into the DJ basin where ET does not have a presence

Expands Logistical Optionality

- Provides additional outlets for Permian, Rockies and Mid-Continent producers
- Offers deep-water marine access
- DJ Basin infrastructure optionality

Generates Synergies

- Increases utilization rates on existing assets (i.e. Houston Fuel Oil Terminal ("HFOTCO") docks closer to full capacity)
- Expanded presence in new markets generates opportunities for other aspects of portfolio (i.e. Houston Ship Channel, DJ Basin)
- Integrates assets with ET's Nederland terminal and U.S. Gulf Coast assets
- Cost efficiencies with combined operations
- $170MM+ annual run-rate synergies including commercial, operational, financial and cost synergies

9

FURTHER DEVELOPING A LEADING CRUDE HANDLING PORTFOLIO


Alberta Basin
Williston Basin
Access Canadian Crude Flows into U.S.
Expand Rockies Position
DJ Basin
Add value to Midcon Position
Anadarko Basin
Permian Basin
Access Permian Crude Flows to U.S. Gulf Coast
Connect Cushing to Houston Terminal

Growing crude supplies landing at the U.S. Gulf Coast driven by growth in U.S. crude oil production in excess of domestic refinery demand – with excess volumes being exported to global markets

Presence in Key Liquids Basins

- Entry into the DJ Basin through SEMG's established asset base of:
  - 90+MBbl/d Crude and 90+MBbl/d NGL White Cliffs Pipelines[1]
  - Wattenberg Oil Trunkline and 360MMBbl associated storage
  - 350MMBbl Platteville storage terminal
- Strengthens existing portfolio of Southwest and Midwest crude gathering systems, long haul pipelines and ~33MMBbls of crude oil terminal capacity

Crude Corridor to the Coast

- Greatly increases crude oil and NGL transportation businesses in the Rockies and Mid-Continent and will complement Energy Transfer's existing businesses in the Permian Basin
- Provides path to the water from key hubs in Cushing and the Permian Basin

Nederland - HFOTCO

- Commercial synergies driven by improved utilization at HFOTCO as a result of the proposed Ted Collins Pipeline which will flow ET volumes from Nederland to HFOTCO and optimize optionality

1. *Crude to NGL conversion to be completed in Q4 2019.*

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GROWING UNIQUE EXPORT CAPABILITIES



Houston Fuel Oil Terminal

- 330 acre site on the Houston Ship Channel
- >18 MMBbls crude storage capacity
- Deep water port with five ship and seven barge docks
- Rail and truck unloading capabilities





Marcus Hook Industrial Complex

- ~800 acre site: inbound and outbound pipeline along with truck, rail and marine capabilities
- >325 MBbl/d of combined NGL and ethane export capacity, approaching 400 MBbl/d in 2020
- ~2 MMBbls underground NGL storage; 3 MMBbls above-ground NGL storage; ~1 MMBbls crude storage capacity
- Four export docks accommodate Very Large Crude Carrier sized vessels



Only logistics provider with export facilities on both the U.S. Gulf Coast and U.S. East Coast, providing optionality and security of supply for customers via world-class terminals

Nederland Terminal

- ~1,200 acre site on U.S. Gulf Coast
- ~1.5 MMBbl/d crude export capacity
- ~200 MBbls propane/butane export capacity
- ~28 MMBbls crude storage capacity
- ~1.2 MMBbls refrigerated propane/butane storage capacity
- Five ship docks and four barge docks accommodate Suez Max sized ships
- Rail and truck unloading capabilities
- 800 MBbls refrigerated ethane storage under construction

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Ted Collins Pipeline - a strategic connection on the U.S. gulf coast ~75-mile pipeline connecting the Houston Ship Channel and ET’s Nederland Terminal Provides best-in-class access to multiple markets Houston Beaumont/Port Arthur St. James Initial capacity of 500 MBbl/d+ Provides immediate access to 1,000 MBbl/d+ of export capacity with plans to double Expected to be in service in 2021 Strategic new pipeline provides increased optionality and enhances value of the Nederland Terminal and Houston Ship Channel assets Note:Pipeline route shown is for illustrative purposes.

FROM THE WELLHEAD TO THE WATER



Natural Gas
NGLs
Crude Oil
ENERGY TRANSFER
Gather ~ 13.2 million MMBtu/d of gas & 565 MBbl/d of NGLs produced
Transport ~22.9 million MMBtu/d of natural gas via inter & intrastate pipelines
Fractionate ~700 MBbl/d of NGLs at Mont Belvieu
Transport ~4.7 MMBbl/d of crude oil
Capable of exporting ~1.5 MMBbls/d of crude oil and ~525 MBbls/d of NGLs
One of the largest planned LNG Export facilities in the US
+
SemGroup
Canada, STACK and Mississippi Lime Gathering & Processing
+
White Cliffs, Maurepas and Wattenberg pipelines
Cushing and Platteville Storage
HFOTCO Storage and Crude Export optionality
High Quality Crude Oil Platform

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Successful acquisition track record ET Management has a proven track record of successfully integrating acquisitions Knowledge of respective assets and businesses facilitates integrations of: Operations Commercial Risk Management Finance / Accounting Information Technology Integration plan expected to be substantially complete by the time transaction closes 2011 2012 2012 2012 2014 2015 2017 2016 2004 TUFCO 2005 HPL Houston Pipeline Co. 2006

Transaction timeline September 2019 Sign Agreement Announce Transaction Begin drafting Proxy / registration statement Begin regulatory approval process Late 2019 / Early 2020 SEMG shareholder vote Transaction Close October – November 2019 Proxy statement / S-4 registration statement declared effective by the SEC and file definitive proxy statement with the SEC